EXHIBIT 6.2

ADDENDUM TO REGULATION A+ OFFERING

ENGAGEMENT AGREEMENT DATED APRIL 3, 2020 BETWEEN

WORLD TREE USA, LLC AND VANDERBILT FINANCIAL GROUP

The parties agree as follows:

1.	Once the $15,000 advance set forth in § 7(c) of the Engagement Agreement paid by the Company to VFG is paid by VFG to its legal counsel, said fee is non-refundable.

2.

Pursuant to § 7(g) of the Engagement Agreement, any Series A Units issued as incentive compensation will be issued at the final closing of the offering and be subject to a 180-day lock-up provision such that any such units issued shall not be sold during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such Series A Units. In the event that VFG transfers any such Series A Units or instructs the Company to transfer such Series A Units to any selected dealer or any officer, director, representative, or employee of VFG, said Units shall bear a restrictive legend reflecting the 180-day lock-up as stated above.

AGREED AND ACCEPTED AS OF THE ABOVE-STATED DATE VANDERBILT FINANCIAL GROUP

By:	/s/ Stephen A. Distante
Stephen A. Distante,
Chairman

WORLD TREE USA, LLC

By:	/s/ Douglas Willmore
Douglas Willmore
CEO